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November 8, 2012

Via EDGAR

James E. O’Connor, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Praxis Mutual Funds (“Registrant”) (File No. 333-184242, superseded by File No. 333-184782)

Dear Mr. O’Connor:

Pursuant to your request, this letter, which will be filed as Edgar correspondence, responds to the comments that you provided on October 31, 2012 regarding the above referenced filing. Below, I have set out each comment together with a response on behalf of the Registrant.

1.	C:	As correspondence, please file a copy of your NAST accounting survivor analysis.
	R:	The exhibit to this letter summarizes our accounting survivor analysis.
2.	C:	In the Q&A, please disclose the reasons the registrant and the company being acquired are proposing the transaction.
	R	The requested change has been made.
3.	C:	In the Q&A: How do the fees and expenses compare, please provide disclosure about comparative gross expense ratios.
	R:	The requested change has been made.
4.	C:

In the Q&A: Will I have to pay federal income taxes as a result of the Reorganization, if there are any planned sales to re-align the portfolio holdings or to meet investment restrictions for the Acquiring Fund, please add additional disclosure.

	R:	The requested change has been made.

5.	C:

In the Q&A: Who will manage the Acquiring Fund after the Reorganization, please note here that the portfolio managers at the Acquired Fund’s sub-adviser will not be involved in management of the Acquiring Fund post transaction.

	R:	The requested change has been made.
6.	C:

In the Q&A: Who will pay for the Reorganization, please add disclosure about the following: (i) the rationale for allocating reorganization costs in this manner; (ii) whether the costs will be paid whether or not the merger is consummated and (iii) in light of the lower projected expense ratio for the combined Acquiring Fund, the payback period for shareholders.

	R:	The requested change has been made.
7.	C:

On Page 2: Principal Investment Strategies - Acquiring Fund, please confirm the Acquiring Fund seeks to track the performance of the Standard & Poor’s 500 Growth Index and, assuming that is confirmed, revise the disclosure about the index on page I-2 to track the disclosure on page 2.

	R:	Confirmed. The requested change has been made.
8.	C:	On Page 2: Principal Investment Strategies – Acquiring Fund, please provide additional disclosure about how companies are screened out of the Fund.
	R:	The requested change has been made.
9.	C:

On Page 2: Principal Investment Strategies – Acquiring Fund, the disclosure provides that the Acquiring Fund uses “optimization techniques” to select securities. In correspondence, please describe the optimization techniques and if applicable, disclose the use of derivatives among those techniques.

R:

No derivatives are used in the optimization process.  The Growth Index Fund does not use derivatives as part of its principal investment strategy, except, to a limited extent, the Fund may invest in stock index futures to help to stay fully invested and to reduce transactions costs.  The Fund will not use futures contracts for speculative purposes or as leveraged investments that magnify gains or losses. With regard to the optimization process, using a risk model developed by a third party, the Adviser attempts to minimize the difference between the characteristics of the Fund’s portfolio holdings and the characteristics of the Fund’s benchmark index, Standard & Poor’s 500 Growth Index.  The risk model has multiple factors, including industry variables and company specific fundamental factors.  Since the portfolio adheres to the limitations outlined by Stewardship Investing, there are certain stocks that are not permissible.  The Adviser runs the optimization targeting the benchmark, subject to the constraint that certain stocks may not be purchased due to the Stewardship Investing screens.  The result is a portfolio with characteristics similar to the target benchmark, but with some forecasted tracking error.  Statistically speaking, the Adviser expects the fund to generate the longer term performance of the target benchmark, before fees, but to experience variability around the benchmark return (tracking error) over short periods.

10.	C:

On Page 2: Stewardship Investing, please explain how Stewardship Investing is implemented in the context of an index fund. If it is implemented solely by means of the 3% invested in the ECI notes, that would not seem to constitute a principal investment strategy.

R:

Investments in the ECI Notes are one part of Stewardship Investing. Stewardship Investing comprises: (i) investing in companies that reflect a defined set of core values, part of which involves excluding companies that fail the screens; (ii) participating in proxy voting and shareholder advocacy; and (iii) engaging in community investing, which includes the investments in ECI Notes. Additional disclosure has been added.

11.	C:	On Page 4, in the Comparative Fee Table, please round all figures to two decimal places.
	R:	The requested change has been made.
12.	C:	On Page 4, with regard to footnote 1, if the amount of AFFE is greater than .01%, present AFFE as a separate line item to the Comparative Fee Table. Otherwise, please delete the footnote.
	R:	The Registrant has confirmed that AFFEs for each class of the pro forma combined Acquiring Fund are estimated not to exceed 0.01% and, therefore, the footnote has been deleted.
13.	C:

On Page 4, please add a note to the Comparative Fee Table disclosing the total costs of the reorganization, who is paying the costs and the basis point effect of those costs, and that the costs of the Reorganization are not included in the table above.

	R:	The requested change has been made.
14.	C:	On Page 4, please clarify or delete the statement at the asterisk.
	R:	The statement has been deleted.
15.	C:	On Page 4, please consider adding disclosure that net expenses reflecting the contractual expense limitation agreement were used to calculate year 1 amounts.
R:

In accordance with the presentation required by Form N-1A, which does not instruct registrants to provide this type of introductory statement, and the Acquired Fund’s current prospectus presentation, the Registrant has determined not to add the disclosure.

16.	C:

On Page 5, the Acquiring Fund’s portfolio turnover rate during its most recent fiscal year is disclosed as 21.18 percent. In correspondence, please explain why the Fund had what appears to be a comparatively high turnover rate for a US large cap index fund.

	R:	Based upon publicly available information, the Registrant believes that the Acquiring Fund’s turnover rate was in line with peer funds (which we understand to be in the range of 20 – 25%).
17.	C:

On Page 5, Comparison of Principal Risk Factors – Acquiring Fund, in correspondence, please explain how the fund’s performance can vary “substantially” from the index due to imperfect correlation given that the fund is apparently tracking a version of the S&P 500 index and the component securities are readily available in a liquid market.

R:

The “substantial” qualifier was used to signal to investors that the Acquired Fund may experience more tracking error than traditional index funds primarily because of the effects of the Stewardship Investing screens. Optimization compensates for the exclusions in that the Adviser expects similar before-fee returns compared with the benchmark index, but the side effect is higher tracking error than one would expect to see on traditional, unscreened, index funds.

18.	C:	On Page 5, Comparison of Principal Risk Factors – Acquiring Fund, in correspondence, please explain whether the fund replicates or samples the index.
	R:	Please see the Registrant’s response to comment 9. The Acquiring Fund does not use replication or sampling, although the Fund does seek to track the performance of its benchmark index.
19.	C:	On Page 5, Comparison of Principal Risk Factors – Acquiring Fund, please identify the index.
	R:	The requested change has been made.
20.	C:	On Page 6, Performance as of June 30, 2012, in the asterisk footnote for each Fund, please explain the reason for the index change.
	R:	The requested change has been made.
21.	C:	On Page 6, within the Comparison of Fund Performance section, please provide the bar chart and best/worst quarter information required by Form N-1A, Item 4(b)(2)(ii).
	R:	The requested change has been made.
22.	C:	On Page 8, in The Reorganization Agreement section, please disclose the rationale for allocating reorganization costs in this manner and the payback period for Acquired Fund shareholders.

	R:	The requested change has been made.
23.	C:

On Page 9, in the Reasons for the Reorganization and Board of Trustees Considerations, please state the Board’s conclusion with respect to each material factor that formed the basis for the Board’s recommendation. Please also include disclosure about the availability of built in losses and loss carryforwards, and what other options were considered.

	R:	The requested change has been made.
24.	C:	Related to the disclosure on Page 9, in correspondence, please state whether the Board considered whether the adviser should pay the costs of the Reorganization.
R:

Yes. In reaching its determination to support the expense allocation proposed by the Adviser, the Board noted that: (i) the Adviser had not itself made the investment decisions that caused the poor performance and the sub-adviser would have no incentive to bear the cost and (ii) moving forward with a proposal to reorganize the Acquired Fund at this time was at the request of the Board and was not, in effect, Board “ratification” of an Adviser-driven initiative.

25.	C:	Related to the disclosure on Page 9, in correspondence, please state whether the Board considered that the waiver ends in a year?
R:

Yes. The Board considered that the contractual expense limitation is for a one-year term, however, the Board also considered that the gross expense ratios for the pro forma combined Acquiring Fund are estimated to be materially lower than the gross and net expense ratios for the corresponding class of the pre-Reorganization Acquired Fund.

26.	C:	On Page 9, please change “disappointing performance” to “poor performance.”
	R:	The requested change has been made.
27.	C:

On Page 9, last paragraph, please clarify the anticipated impact of the Reorganization on loss limitations. Presumably, the use of the Acquired Fund’s built-in losses and loss carry forwards by the combined fund will be limited by the tax rules and to the extent that they are available they will be allocated to the shareholders of both funds and to this extent reduced with respect to the Acquired Fund shareholders.

	R:	The paragraph has been revised to include additional information about the capital loss carryforwards, and to clarify the anticipated impact on the Acquired Fund.

28.	C:	On Page 9, in the last paragraph, please disclose the dollar amount and expiration dates of Acquired Fund capital loss carryforwards that may be subject to limitation.
	R:	The requested change has been made.
29.	C:	On Page 11, please delete or clarify the statement that, absent the Reorganization, the Acquired Fund’s use of capital loss carryforwards would be limited.
	R:	The statement has been deleted.
30.	C:	On Page 11, please clarify that the pro forma net asset values per share are intended to show what those values would have looked like had the Funds combined at 6/30/12.
	R:	The requested change has been made.
31.	C:	Beginning on page 12, please mark the schedules as “unaudited”.
	R:	The requested change has been made.
32.	C:	On Page 12, Class A, Net Assets, please revise the net assets figure to be $43,167,524.
	R:	The requested change has been made.
33.	C:

On Page 12, Tax Information about Acquired Fund and Acquiring Fund, please include notes explaining the adjustments, confirm that the allocated Reorganization costs are not estimated to have an impact on NAV, and consider adding a totals column.

	R:	The Registrant confirms that the allocated Reorganization costs will not have an impact on the NAV. Notes have been added.
34.	C:	On Page 14, Quorum and Voting Requirements, please clarify the voting requirements.
	R:	Quorum requires 40% of the outstanding shares and approval requires a 1940 Act majority vote. The disclosure has been revised accordingly.
35.	C:

On Page 14, Effect of Abstention and Broker “Non-Votes,” please revise the disclosure to remove the possible implication that there could be a “broker non-vote” that is also an abstention. In addition, please insert “lack of” after the word “Such” in the last sentence of paragraph.

	R:	The requested change has been made.
36.	C:	On Page I-1, second to last bullet point, “CDI-Notes” have not been defined.
	R:	The term “CDI-Notes” has been revised to “ECI-Notes,” which is previously defined. Conforming changes have been made throughout the document.
37.	C:

On Page I-2, in light of Item 5(a) of Form N-14, which requires open-end acquiring funds to furnish the information required by items 2 through 8, 9(a), 9(b), and 10 through 13 of form N-1A, will this appendix be delivered to the Acquired Fund shareholders with the merger proxy? Also, consider moving this disclosure in the main body of the merger proxy.

R:

The appendices are part of the proxy statement and, as such, will be delivered to Acquired Fund shareholders. The information in Appendix I was placed in the appendix as an organizational device and so as not to detract from the information presented earlier in the document. To avoid additional shareholder expense that would result from reformatting the document at this stage, the Registrant prefers to retain the existing structure.

38.	C:	On Page I-3, please move the disclosure from “Bank Obligations” through “Securities Lending” to the merger proxy SAI.
	R:	Those items, which are incorporated into the merger proxy by reference to the Registrant’s current effective statement of additional information, have been deleted from Appendix I.
39.	C:	On Page I-14, Fundamental and Non-Fundamental Investment Restrictions, please consider moving this disclosure to the merger proxy SAI.
R:

The Registrant has determined to leave the disclosure in its current location to ensure that interested shareholders, if any, have immediate access to it in conjunction with their review of the Proxy Statement/Prospectus and to avoid additional shareholder expense that would result from reformatting the document.

40.	C:	On Page 54, paragraph 10.2, please clarify this statement since the Acquired Fund is paying all of the Reorganization costs.
	R:	The requested change has been made.
41.	C:

In Part B, beginning on Page 4, please mark all of the schedules unaudited and include a note at the bottom of each statement to see the notes to pro forma financial statements, and ensure that the Notes are included.

	R:	The requested change has been made.
42.	C:

In Part B, Page 4, Schedule of Investments, unless all of the securities of the Acquired Fund are eligible portfolio investments, please identify those which would be required to be disposed of to meet compliance requirements if they were held post-Reorganization.

	R:	The requested change has been made.
43.	C:	In Part B, Page 11, please include the pro forma adjustments of $92,500.
	R:	The requested change has been made.
44.	C:	In Part B, Page 12, please reformat the pro forma statement of operations to present only the 12 months ended June 30, 2012.
	R:	The requested change has been made.
45.	C:

In Part B, Page 12, please do not include reorganization expenses as an adjustment to the pro forma statement of operations, which instead should be presented in the pro forma statement of assets and liabilities. In addition, other items appear to have been truncated in the filing submission. Please include updated statements as appropriate.

	R:	The requested change has been made.

Please let me know if you require further clarification or have additional questions or comments.

Very truly yours,

/s/ Anthony H. Zacharski

Anthony H. Zacharski

Cc: David Gautsche, President, Praxis Mutual Funds

Exhibit

The Acquiring Fund will be the accounting survivor because, in accordance with applicable guidance, the post-Reorganization combined fund (“Combined Fund”) will more closely resemble the Acquiring Fund than the Acquired Fund. First, while the investment objectives are similar, there are certain differences. The investment objective of the Combined Fund will be the same as the Acquiring Fund. Second, while the principal investment focus of each Fund is the same, insofar as each invests primarily in U.S. large cap equity stocks, the principal investment strategy of the Combined Fund will be the same as the Acquiring Fund and the portfolio holdings of the Combined Fund will more closely match the pre-Reorganization holdings of the Acquiring Fund. Third, the advisory firm and individual portfolio manager responsible for the day-to-day portfolio management of the Combined Fund will be the same as the Acquiring Fund’s investment adviser and individual portfolio manager. Fourth, with one exception, the fundamental investment restrictions of both funds are the same and, as to the exception, the Acquired Fund has a slightly different fundamental investment restriction regarding short sales, and the Acquiring Fund’s short sale restriction, not the Acquired Fund’s restriction, will apply to the Combined Fund. Fifth, the expense structure of the Acquiring Fund will apply to the Combined Fund. Sixth, the Combined Fund will show the historical performance of the Acquiring Fund and not the Acquired Fund. Seventh, the Acquiring Fund will be the legal survivor. Finally, it should be noted that, as of June 30, 2012, the Acquired Fund had approximately $115.0 in net assets and the Acquiring Fund has approximately $50.4 million in net assets, although this one factor is more than offset by the foregoing seven factors. In light of the foregoing, the Acquiring Fund will be the accounting survivor. See North America Security Trust, SEC No-Action Letter (pub. Avail. Aug. 5, 1994).